FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For September 22, 2006

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   September 22, 2006

By: Signed "Cathy Zhai"

Cathy Zhai

Interim Chief Financial Officer

NEWS RELEASE

                           For Immediate Release

Norsat Relocates Headquarters to Richmond

Consolidates Operations to Drive Operational Efficiencies & Reflect Business Model

(Vancouver, Canada) September 22 , 2006, 08 : 00 EST – Norsat International Inc .. (TSX – NII.TO; OTC BB – NSATF.OB)  announced that the Company will relocate its headquarters to Richmond from Burnaby on Monday. The Company will consolidate its two Burnaby locations at the new 23,405 sq. ft Richmond facility.

“This move reflects how we expect to evolve, the increasingly international character of our business and our bid to drive efficiency throughout our operations. Our business requires close daily interaction with suppliers and logistics partners. The new facility is within close proximity to these partners and Vancouver International Airport. We expect that supply chain partners will continue to assume non-core functions and that an increasing portion of our business will come from channel partners. We expect to save almost 60% in monthly rent expenses as a direct consequence of this move,” said Dr. Amiee Chan, President and CEO, Norsat International Inc.

The new Richmond facility will serve as the Company’s international headquarters. The new address will be 110 - 4020 Viking Way, Richmond, British Columbia, Canada V6V 2N2.

Forward Looking Statements

Statements in this report relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

The information should be read in conjunction with the Company’s audited consolidated financial statements, related notes included therein and Management Discussion and Analysis for the year ended December 31, 2005.  All the Company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).  Additional information from the year ended December 31, 2005, and other information related to the Company, may be found on the company’s website at www.norsat.com.

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. For more than 25 years, Norsat has built a strong reputation in the field of satellite technology by providing its customers with innovative products. Additional information is available at www.norsat.com. Additional investor information is available through email at communications_investorrelations@Norsat.com or by phone, 1-604 -821-2800 x.171 ..

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